Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS PRESIDENT OF THE COMPANY BY THE NAFR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 4 August 2023 in relation to, among others, the appointment of Mr. Li Mingguang as the President of the Company at the twenty-seventh meeting of the seventh session of the board of directors of the Company held on the same day.

The Company has received the approval of qualification of Mr. Li Mingguang issued by the National Administration of Financial Regulation (the “NAFR”). Pursuant to the approval, the qualification of Mr. Li Mingguang as the President of the Company has been approved by the NAFR and his term of service commenced on 10 November 2023. For the biographical details of Mr. Li Mingguang, please refer to the announcement of the Company dated 4 August 2023.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 10 November 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang

Non-executive Directors:	Wang Junhui, Zhuo Meijuan

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie